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September 28, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Casella Waste Systems, Inc.
Amendment No. 1 to Preliminary Proxy Statement filed on filed on Schedule 14A (the “Proxy Statement”)
Filed September 23, 2015, by JCP Investment Management, LLC, et al
File No. 000-23211
Definitive Additional Soliciting Materials on Schedule 14A
Filed on September 10, 2015, by JCP Investment Management, LLC, et al.
File No. 000-23211

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 28, 2015 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with JCP Investment Management, LLC and the other participants in the solicitation (collectively, “JCP”), and we provide the following responses on JCP’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.
We note your response to prior comment 3 of our letter dated September 18, 2015 and partially reissue the comment. It is not apparent that the sentence to which you refer adequately advises shareholders of the opinions expressed in the variety of slides that follow in the 38-page slide presentation. In future filings, please clearly indicate each time, as appropriate, the reasonable opinions expressed by the filing persons. Refer generally to Rule 14a-9.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

JCP acknowledges the Staff’s comment and confirms that in all future filings it will indicate each time, as appropriate, the reasonable opinions expressed by each of the filing persons.

2.
We refer to Exhibit A and your response to prior comment 3. Please revise the proxy statement to clarify the basis for the filing persons’ belief that the companies referenced are the “Most Similar Competitors” for purposes of the comparison. In that regard, we note that the market capitalization of the companies you selected are materially distinct from that of Casella. To the extent you continue to make references to the “Most Similar Competitors Group” in comparative statements regarding TSR and/or performance, please identify (1) that JCP selected the companies and believes that the companies in the group are the most similar and (2) the material quantitative and qualitative similarities and differences between the entities that you have selected and Casella (i.e., reference the relative market capitalization of each of the companies in the group as compared to Casella). Refer to Rule 14a-9.

JCP acknowledges the Staff’s comment and has revised the proxy statement accordingly.  See page 5 of the Proxy Statement.

3.
We refer to prior comment 3 and page 5 of the amended proxy statement. The graph does not appear to support the claim over the entire 10 year period regarding poor capital allocation with no return on capital. When asserting comparisons of cumulative capital expenditures to incremental growth in earnings generated, please characterize the conclusions appropriately by referencing the years in which there has not been an incremental increase in adjusted EBITDA.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to characterize its conclusions appropriately by referencing the time period during which there was a net-decrease of EBITDA.  See page 5 of the Proxy Statement.

4.
We note the revisions made in response to prior comment 12. There does not appear to be a basis for the claim that the company had dismal performance on an absolute basis for the -5 year period. Please revise your disclosure accordingly.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to qualify JCP’s basis for its statement regarding the Company dismal performance for the -5 year period.  See page 5 of the Proxy Statement.

5.
Please provide further context in the materials each time when making claims regarding the company’s “consistently missed guidance over 15 years.” We note that the support provided in Exhibit A does not demonstrate that the company consistently missed its guidance targets each year over the 15 year time period, which is implied by the filing persons’ statement. Please revise future filings consistent with this comment. Refer to Rule 14a-9.

JCP acknowledges the Staff’s comment and confirms that it will revise future filings consistent with this Staff comment.

6.
Please refer to page 6 of the amended proxy statement. Please revise to correct the reference to the 11.5 million shares of Class B stock issued on September 28, 2012 as it would appear that 11.5 million shares of Class A stock were issued on that date. Please revise or advise.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly by correcting the reference from 11.5 million Class B shares to the 11.5 million Class A shares.

Preliminary Proxy Statement

7.
Please refer to prior comment 9 and to the filing persons’ SC 13D filing on April 28, 2015, which indicates that shares of Class A Common stock were acquired by JCP Investment Partnership LP between April 7 and April 21, 2015. Please revise the table in the proxy statement to reflect the acquisitions per Item 5(b) of SC 14A.

JCP acknowledges the Staff’s comment and has revised the Proxy Statement accordingly to include the shares of Class A Common stock that were acquired by JCP Investment Partnership LP between April 7 and April 21, 2015.  See Schedule A to the Proxy Statement.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford, Esq.

Enclosure

cc:           James C. Pappas, JCP Investment Management, LLC
Steve Wolosky, Esq., Olshan Frome Wolosky LLP